UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66198

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) **AND ENDING** 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Enverra Capital LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2101 L Street NW, Suite 800
(No. and Street)

Washington	DC	20037
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Ross Hoder	202-429-1886	RHoder@enverra.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter
(Name – if individual, state last, first, and middle name)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

10/22/2003	#80
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, _____Wesley Clark______________________________, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ____Enverra Capital LLC ___________________________________, as of ________February 24, 2022 _____, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

ELISABETH HALLMARK NOTARY PUBLIC ARKANSAS PULASKI COUNTY 12710727 EXPIRES 5-9-2030

Elizabeth Hallmark

Notary Public

Signature: Wesley K Clark

Title:

____ Chief Executive Officer ____________

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- (g) Notes to consolidated financial statements.
- (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ✓ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2021

SEC ID 8 - 66198

Filed pursuant to Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT.

ENVERRA CAPITAL LLC

Table of Contents

Keiter
Your Opportunity Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
Enverra Capital, LLC
Washington, D.C.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Enverra Capital, LLC. (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2010.

Glen Allen, Virginia
February 18, 2022

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

ENVERRA CAPITAL LLC

Statement of Financial Condition
December 31, 2021

ASSETS

Cash	$49,488
Prepaid Expenses & Other Assets	1,852
Income Taxes Receivable from Enverra Partners	40,556
Goodwill	56,745
Total Assets	**$148,641**

LIABILITIES & MEMBER'S EQUITY

Liabilities	
Accounts Payable	$8,561
Total Liabilities	8,561
Member's Equity	140,080
Total Liabilities & Member's Equity	**$148,641**

See accompanying notes to financial statements.

2

1.   **Summary of Significant Accounting Policies:**

Nature of Business: Enverra Capital LLC (the "Company"), is a limited liability company organized in the District of Columbia and is a wholly owned subsidiary of Enverra Partners LLC ("Enverra Partners" or the "Parent"), a Delaware company. The Company operates as a broker-dealer in the United States and provides financial advisory services in connection with mergers and acquisitions and the private placement of investment funding.

As a broker-dealer, the Company is subject to regulations of the U.S. Securities and Exchange Commission (the "SEC"), and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation: The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC"). The financial statements have been prepared on a consistent basis with that of the preceding period.

Risks and Uncertainties: Financial instruments which potentially expose the Company to concentrations of credit risk consist primarily of cash. The Company maintains its cash balances in financial institutions insured by the Federal Deposit Insurance Corporation up to $250,000.

Cash: The Company considers cash to include cash on deposit with financial institutions and money market investments with original maturities of 90 days or less. Cash equivalents are stated at cost, which approximates fair value.

Accounts Receivable: Accounts receivable represent amounts due from client transactions.

The Company follows FASB Accounting Standards Update ("ASU") 2016-13- Current Expected Losses ("CECL") for determining future expected credit losses for trade and other receivables.

The Company considers a receivable past due after the noted due date on the invoice. The Company considers an allowance for credit losses based on factors surrounding the credit risk of clients, past events, current conditions, and reasonable and supportable forecasts concerning the future. There were no accounts receivable at December 31, 2021.

1. **Summary of Significant Accounting Policies, Continued:**

    Goodwill: The Company evaluates the potential impairment of goodwill annually as required by FASB guidance.

    In determining whether or not impairment may exist, the Company considers certain qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. Such circumstances could include, but are not limited to: (1) deterioration in general economic or industry and market conditions, (2) increasing cost factors, (3) declining financial performance or negative cash flows, or (4) other relevant entity-specific events. If the Company was unable to determine that it is more likely than not that the fair value of a reporting unit is more than the carrying amount, then the Company would perform the second step of the quantitative goodwill impairment test required by generally accepted accounting principles. After consideration of all qualitative factors, the Company determined that it was more likely than not that the fair value of the reporting unit exceeded its carrying amount at December 31, 2021 and thus, the quantitative test was not necessary and no impairment charge was recorded at December 31, 2021.

    Income Taxes: The operating results of the Company are included in the income tax return filed by the Parent. The Internal Revenue Service approved the Company's election filed on Form 8832, *Entity Classification Election*, to be taxed as a C corporation effective January 1, 2010.

    The Company accounts for deferred income taxes by the liability method. Deferred income tax liabilities are computed based on the temporary differences between the financial statement carrying amounts and income tax basis of assets and liabilities using enacted tax rates in effect for the years in which the differences are expected to reverse.

    The Company follows FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year.

1.   **Summary of Significant Accounting Policies, Continued:**

Income Taxes, Continued: Management has evaluated the effect of guidance surrounding uncertain income tax positions and concluded that the Company has no significant financial statement exposure to uncertain income tax positions at December 31, 2021. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Subsequent Events: Management has evaluated subsequent events through February 18, 2022, the date the financial statements were issued and has determined that no additional disclosures are necessary.

2 Income Taxes:

The Company's effective tax rate differs from the federal statutory tax rate due primarily to local income taxes. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes:

The Company had no deferred tax assets or liabilities as of December 31, 2021.

The operating results of the Company are included in the consolidated federal income tax return filed by the Parent. The Company is a participant in a master tax sharing agreement policy with the Parent. Federal income taxes represent an agreed-upon allocation from the Parent. Under this methodology, in years when the Company has taxable income, the Company records taxes based on the relationship of the Company's federal tax liability, computed on a separate company basis, to the federal tax liability of the consolidated group tax return. In years when the Company has a tax loss, the Company records an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group. The Company makes payments to the Parent to settle its allocation of tax liability and receives payments from the Parent to settle its allocation of tax benefit. At December 31, 2021, the Company had a receivable from the Parent for income tax expense allocation of $40,556.

3. Warrant Award:

As of December 31, 2021, the Company owned warrants in a privately held company. The warrants were received as part of a private placement transaction concluded in 2015. The Company utilizes the market approach to value the investment and considers such factors as liquidity and marketability in determining fair value. The Company determined these warrants to have no value at the date of the award or at December 31, 2021.

4. Related Party Transactions:

The Company has entered into an Expense Sharing Agreement (the "Agreement") with Enverra Partners. This Agreement covers employee expenses, accounting and tax preparation, the use of office space, database subscriptions, telephone service, internet and software expenses and office supplies. The Company had an income tax receivable from Enverra Partners of $40,556 at December 31, 2021.

The company currently occupies office space leased by the Parent, the expense for which is allocated as part of the agreement. Management has reviewed the Agreement and concluded that this contract does not contain any leases under the scope of ASU 2016-02 - Leases (Topic 842).

5. **Guarantees:**

As permitted or required under District of Columbia corporation law, the Company has certain obligations to indemnify its managers and officers for certain events or occurrences while the manager or officers are, or were serving, at the Company's request in such capacities. The maximum liability under these obligations is unlimited; however, the Company's insurance policies serve to limit its exposure.

6. **Regulatory Requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2021, the Company had net capital of $40,927, which was $35,927 in excess of required minimum net capital of $5,000. The Company's net capital ratio was 0.21 to 1. The Company has no obligation under Rule 15c3-3 to prepare the Computation of Reserve Requirement's Pursuant to Rule 15c3-3.